

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2023

Yifan Liang
Chief Financial Officer and Corporate Secretary
Alpha and Omega Semiconductor Limited
Clarendon House, 2 Church Street
Hamilton HM 11 Bermuda

> **Re: Alpha and Omega Semiconductor Limited**
> **Form 10-K for the Fiscal Year Ended June 30, 2022**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2022**
> **Filed September 20, 2022 and November 7, 2022**
> **File No. 001-34717**

Dear Yifan Liang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Notes to Condensed Consolidated Financial Statements
Segment and Geographic Information, page 27

1. We note your discussion of revenues by Computing, Consumer, Communications, and Power Supply and Industrial in your earnings call for the fiscal quarter ended September 30, 2022. In future filings, please provide disaggregated revenue by category, consistent with you earnings calls. Refer to Paragraphs 5 and 6 of ASC 606-10-50 for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35

2. If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary

pressures the company has experienced and clarify the resulting impact to the company. Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing